Computation of Ratios of Earnings to Fixed Charges

				Exhibit 12

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in millions, except ratios)	2018	2017	2018	2017
Earnings:
Pre-tax income(a):	$1,233	$1,545	$2,355	$3,174
Add - Fixed charges	406	394	780	782
Adjusted Pre-tax income	$1,639	$1,939	$3,135	$3,956
Fixed charges:
Interest expense	$303	$286	$578	$575
Portion of rent expense representing interest	22	27	45	55
Interest credited to policy and contract holders	81	81	157	152
Total fixed charges	$406	$394	$780	$782
Total fixed charges, excluding interest credited to
policy and contract holders	$325	$313	$623	$630
Ratio of earnings to fixed charges	4.04	4.92	4.02	5.06
Ratio of earnings to fixed charges, excluding interest
credited to policy and contract holders(b)	5.04	6.19	5.03	6.28

(a)  From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b) The Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders, removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by our subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.